Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Three Months Ended March 31, 2006

(millions of dollars)
Earnings, as defined:
Net income	$248
Income taxes	75
Fixed charges included in the determination of net income, as below	173
Amortization of capitalized interest	3
Distributed income of equity method investees	26
Less: Equity in earnings of equity method investees	11

Total earnings, as defined	$514

Fixed charges, as defined:
Interest charges	$169
Rental interest factor	4

Fixed charges included in the determination of net income	173
Capitalized interest	5

Total fixed charges, as defined	$178

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	2.89

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.